BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: Schedules B & C

ISSUER DETAILS:

Name of Issuer	IMAGIS TECHNOLOGIES INC.
For Quarter Ended	June 30, 2002
Date of Report	August 9, 2002
Issuer Address	1300 - 1075 West Georgia Street Vancouver, British Columbia V6E 3C9
Issuer Fax Number	(604) 684-4601
Issuer Telephone Number	(604) 684-2449
Contact Name	Sandra Buschau
Contact Position	Vice President, Investor Relations
Contact Telephone Number	(604) 684-2449
Contact Email Address	sandy@imagistechnologies.com
Web Site Address	www.imagistechnologies.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Iain Drummond Name of Director	"Iain Drummond" Sign (typed)	02/08/09 Dated Signed (YY/MM/DD)

Altaf Nazerali Name of Director	"Altaf Nazerali" Signed (typed)	02/08/09 Dated Signed (YY/MM/DD)

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.  Analysis of expenses:

a)	Cost of materials

Supplies	103,288
Customs, duty and freight	1,066
Consulting and commissions	49,107
Consulting and commissions	49,107
Total	$153,461

b)	Administration expenses

Bank charges and interest, net	5,734
Consulting fees	450,476
Foreign exchange	61,718
Office and rent	378,095
Insurance	105,560
Management fees	74,467
Salaries and benefits	74,027
Professional fees	149,923
Shareholder relations and regulatory filings	309,886
Stock-based compensation	147,181
Travel and entertainment	254,256
Total	$2,011,323

2.	Related party transactions:

Salaries for three officers	$176,624
Management fees for two officers	74,467
Total	$251,091

3.	Summary of securities issued and options granted during the three month period ended June 30, 2002

a)	Summary of securities issued during the period:

Date of Issue	Type of Security	Type of Issue	Number of Amount	Price	Total Proceeds
04/02/02	Common	Warrant exercise	4,500	$1.10	$4,950
04/02/02	Common	Warrant conversion	50,000	$2.17	$108,500
04/05/02	Common	Warrant conversion	45,000	$2.17	$97,650
04/05/02	Common	Warrant conversion	115,208	$2.17	$250,001
04/08/02	Common	Warrant exercise	5,000	$2.55	$12,750
04/12/02	Common	Warrant exercise	150	$1.10	$165
04/12/02	Common	Warrant exercise	3,350	$1.10	$3,685
04/17/02	Common	Warrant exercise	5,000	$2.55	$12,750
04/23/02	Common	Warrant exercise	22,500	$2.55	$53,375
04/26/02	Common	Warrant exercise	3,000	$1.10	$3,300
05/08/02	Common	Warrant exercise	33,456	$2.55	$85,313
05/10/02	Common	Warrant conversion	45,400	$2.17	$98,518
05/13/02	Common	Warrant exercise	34,562	$2.55	$88,133
05/13/02	Common	Warrant conversion	45,000	$2.17	$97,650
05/13/02	Common	Warrant exercise	72,500	$1.10	$12,750
05/23/02	Common	Warrant exercise	72,500	$1.10	$12,750
05/23/02	Common	Warrant exercise	12,500	$2.55	$31,875
05/28/02	Common	Warrant exercise	5,000	$1.10	$5,500

06/05/02	Common	Warrant exercise	57,604	$2.55	$146,890
06/07/02	Common	Warrant exercise	7,000	$1.10	$7,700
06/12/02	Common	Option exercise	21,505	$2.97	$63,870
06/12/02	Common	Option exercise	3,000	$1.99	$5,970
06/17/02	Common	Optionexercise	10,000	$1.00	$10,000
06/27/02	Common	Warrant exercise	156,500	$1.10	$172,150

b)	Options/warrants granted during the period:

Date of Grant	Type of Issue	Number	Name	Exercise Price	Expiry Date
05/15/02	Option	185,000	Employees	$3.50	5/15/07
05/15/02	Option	15,000	Employees	$3.40	5/15/07

3.	Summary of securities as at June 30, 2002

a)	Authorized share capital: 100,000,000 common shares without par value

b)	Number and recorded value for shares issued and outstanding:

Issued and outstanding	No. of shares	Amount

Balance June 30, 2002	18,082,703	$13,383,675

c)	Description of options, warrants and convertible securities outstanding:

Options

Number of common shares issuable	Exercise Price	Date of Expiry

230,000	$0.30	July 6, 2003
1,042,999	$1.00	August 30, 2006
534,500	$1.50 to $2.90	Various to December 30, 2005
418,495	$3.40	March 4, 2007
200,000	$3.40 to $3.590	May 15, 2007
2,425,994
Warrants

Number of common shares issuable	Exercise Price	Date of Expiry

266,666	$1.25	August 31, 2002
133,334	$1.25	February 23, 2003
114,666	$2.55	November 9, 2002
508,218	$2.55	November 9, 2002
15,633	$2.17	November 9, 2002
50,000	$2.20	June 18, 2004
1,088,517

3.	Summary of securities as at June 30, 2002, continued

c)	Description of options, warrants and convertible securities outstanding:

Convertible Securities

On November 9, 2001, 1,427,682 special warrants were sold at a price of $2.17 per special warrant, each of which entitles the holder, upon exercise and without payment of further consideration, to acquire one common share of the Company and one-half of one common share purchase warrant (the “Warrants”) of the Company. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of $2.55 for a period of one year from the date the underlying shares are qualified for resale.

During the period, 300,608 special warrants were converted into one common share and 150,304 warrants. 170,622 of the related warrants were exercised for gross proceeds to the Company of $435,086.

4.  List of directors and officers as of August 13, 2002:

Oliver "Buck" Revell - Chairman and a Director
Iain Drummond - President, Chief Executive Officer and a Director
Ross Wilmot - Vice President, Finance and Chief Financial Officer
Altaf Nazerali - Director
Rory Godinho - Secretary
Andy Amanovich - Chief Technology Officer
Roy Trivett - Director
Richard Katrusiak - Vice President Sales
Murray Jamieson - Vice President Product Development
Robert Gordon - Director
Deepak Chopra - Director
Treyton Thomas - Director

SCHEDULE C: MANAGEMENT DISCUSSION

DESCRIPTION OF BUSINESS

Forward-Looking Statements:

Statements in this Quarterly report about the Company's future results, levels of activity, performance, goals or achievements or other events constitute forward– looking statements. These statements involve known or unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward–looking statements. These factors include, among others, those described in connection with the forward-looking statements, and the factors described under the heading "Risk Factors" in Exhibit 99.1 to this Quarterly Report, which is hereby incorporated by reference.

In some cases, you can identify forward-looking statements by the Company’s use of words such as “may,” “will,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative or other variations of these words, or other comparable words or phrases.

Although the Company believes the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements or other future events. Moreover, neither the Company nor anyone else assumes responsibility for the accuracy or completeness of such forward–looking statements. The Company is under no duty to update any of our forward-looking statements after the date of this filing. You should not place undue reliance on forward-looking statements.

Unless otherwise indicated, all references herein are to Canadian Dollars.

About Imagis

Imagis Technologies Inc. is a developer and marketer of software applications and advanced biometric facial recognition software solutions both as products and as a Software Development Kit. These applications provide a range of security solutions in various industry sectors including airports, law enforcement, customs, immigration and other government agencies, and gaming. The Company currently has well over a hundred installations, including Toronto’s Pearson International Airport, the world’s 16th busiest airport. The Company markets its products through a network of business partners located in North America, Asia, Europe and Latin America, and has installations in the US, Canada, Mexico and the UK.

ID-2000 – Image Detection and Biometric Facial Recognition

This software technology has enabled the Company to enter the biometric market.

ID-2000 is a facial recognition software system designed for the law enforcement, airport security, gaming and security industries that captures an offender’s image, typically via a video camera, and then creates a biometric code that can be compared to other encoded images in a database. ID-2000 allows an individual in a database to be identified in seconds, using only an image or photograph as the search criterion. Matching records will be displayed as a list, together with their associated thumbnail images. From this, any record can be selected and full details, together with a full size image, will be displayed. Extensive linkages enable the database to be mined to display details, such as aliases, known associates and vehicles, as well as images of other distinguishing features, such as marks, scars and tattoos. Where appropriate, details such as previous crimes or gang memberships can also be displayed. ID-2000 also works with Casino-ID and Envisage for use in the gaming and security sectors.

ID-2000 is also available as a Software Development Kit, or SDK, which is designed to enable developers at the Company’s business partners to integrate its facial recognition capabilities into their own applications.

In addition, the Company has adapted its facial recognition software to include the identification of non-facial objects in background imagery and personally identifiable markings, such as tattoos. The biometric solution purchased by the UK’s National Crime Squad will be used to crack down on international online child pornography. The ability of law enforcement agencies to identify background imagery, as well as victims and perpetrators, is an important factor in preparing for and solving missing persons investigations.

Secure-ID (Airport Security)

Secure-ID is designed to use ID-2000 to scan the faces of travellers entering or leaving an airport, isolate individual faces, encode them and match them against a database of serious criminals or known terrorists. A variation on the system is already in use at Toronto’s Pearson International Airport, where the Royal Canadian Mounted Police have successfully used it to identify wanted individuals trying to enter Canada.

Secure-ID uses standard surveillance cameras and requires no manual intervention. While it is possible to identify individuals in a crowd, cameras should be positioned where they can obtain clear images, such as the check-in desk, metal detector, gate and so on. Where there is a possible match, a monitor in the security office will display the image of the passenger, together with the image of the possible match in the database. The security officer at the screen will visually compare the two images and, if they match, take appropriate action.

CABS – Computerized Arrest & Booking System

CABS is an integrated information and imaging system developed for the Royal Canadian Mounted Police (“RCMP”) and other law enforcement agencies. CABS currently has separate modules for offenders, non-offenders, staff and evidence. The offender module automates booking activities and reports, the production of mugshots and the generation of line-ups. Pictures of criminal suspects, as well as their marks, scars, tattoos and fingerprints, are all captured in the offender module of CABS. The non-offender module provides an electronic database of persons, such as teachers and day-care providers, who are required to be registered with the police. The staff module provides for the creation and management of staff identification. The evidence module provides for electronic management of photographs of evidence obtained in connection with a criminal arrest.

The CABS system is designed to collect the same information that would be recorded manually during a traditional booking situation and to store all of the information and photo images that are required in connection with arresting and prisoner reports. Compared to manual bookings, CABS offers the following advantages:

•	captures more information than manual booking systems and allows the information to be retrieved quickly from multiple locations;
•	allows offender information to be used for multiple inquiries and report generating purposes; o generates automated line-ups based on user-specified criteria;
•	generates automated line-ups based on user-specified criteria;
•	provides a variety of required reports and other documents with the offender’s photograph;
•	allows the collection and retrieval of photographs of the offender, including identifying physical marks such as tattoos, scars and other markings;
•	creates a database of offender information for access in the case of subsequent arrests or for generation of suspect lists;
•	can be integrated with livescan electronic fingerprinting systems and with other computer software systems; and
•	integrates with key dispatch systems, digital composite drawing programs and digital fingerprint systems to provide a complete police information management system.

CABS advanced data sharing capabilities allow different authorities to access decentralised information. The Company has recently implemented its first regional data sharing system. This allows RCMP detachments to share live information entered by their individual detachments. The major advantage of this data sharing system is that it allows one detachment to search a larger database containing offender information when booking a suspect, increasing the probability that the booking officer will discover prior arrests for the same individual. The RCMP does not retain any ownership interest or residual rights over the CABS system.

Overview

Revenue for software and services has historically accounted for a substantial portion of the Company’s revenue. Typically, the Company enters into a fixed price contract with a customer for the licensing of selected software products and the provision of specific services. The Company generally recognizes total revenue for software and services associated with a contract using percentage of completion method based on the total costs incurred over the total estimated costs to complete the contract.

The Company’s revenue is dependent, in large part, on significant contracts from a limited number of customers. As a result, any substantial delay in the Company’s completion of a contract, the inability of the Company to obtain new contracts or the cancellation of an existing contract by a customer could have a material adverse effect on the Company’s results of operations. The loss of certain contracts could have a material adverse effect on the Company’s business, financial condition, operating results and cash flows. As a result of these and other factors, the Company’s results of operations have fluctuated in the past and may continue to fluctuate from period-to-period.

Recent events have increased awareness of and interest in products that have law enforcement or other security applications. There can be no assurance, however, that such trends will continue or will result in increased sales of the Company’s products and services.

Comparison of results of operations for the three months ended March 31, 2002 and 2001:

Revenues

The Company’s total revenues increased 200% to $1,061,865 for the first quarter ended March 31, 2002 over the comparable prior year first quarter level of $353,836. The higher revenues were directly attributable to higher software sales revenues while other revenues declined in the quarter from the prior year amounts.

Sales of the Company’s software products rose 410% to $985,954 in the first quarter of this year as compared to $193,045 in 2001. The large gain in software sales revenues this year arose primarily from the inclusion of approximately 60% of the revenues earned to March 31, 2002, through the Company’s U.K. business partner, Serco PLC, as a result of a significant order.

Support and services revenues for the first quarter of 2002, at $59,830, were 48% lower than those in the comparable quarter in 2001 of $114,696. The lower 2002 level masks a 14% gain in annual support contract revenues this year over the 2001 first quarter amount. The overall decline resulted from reduced revenues derived from contract services this year, and is solely attributable to the completion of a single special contract that the Company commenced in 2000 directly for BCIT, rather than through a partner, which concluded in mid-2001. As stated last year, the Company is not seeking such contract work but intends to remain focused on both development and more profitable sales of its software products.

Other revenues were $16,081 for the first quarter of 2002, down from $46,095 earned in the first quarter of 2001. These revenues are earned from the sale of components, which are provided in conjunction with the installation or ongoing support of the Company’s products, and the level of sales varies from period to period.

Operating costs

Operating costs totaled $2,201,367 for the first quarter in 2002, which is 120% higher than the total 2001 first quarter expenditures of $1,001,724. The higher costs over the prior year first quarter resulted from increases in staff in most functions, greater travel for both sales and marketing and technical support, and exceptional corporate costs included in the administration category. Operating costs include cost of materials, sales and marketing, technical Services, technology development, administration, interest and amortization.

Costs of materials and services

The costs of materials and services are incurred in conjunction with the support services that the Company provides to customers. These costs amounted to $10,289 in the first quarter of 2002, down 70% from the costs incurred in the first quarter of 2001 of $33,848.

Sales and marketing

Sales and marketing costs for the first quarter of 2002, at $557,748, were 114% higher than the comparable period in 2001 of $260,422. The increase is attributable to higher costs incurred for new sales and marketing representatives in the US, Europe and the Far East, all engaged on a contract basis in the past few months. There were no sales and marketing representatives on contract prior to this time and hence no comparable 2001 costs. In addition, travel and trade show costs for both staff and representatives rose 195% due to the increase in the number of staff members traveling and overall increase in sales and marketing activity this year over that in the prior year when funds were limited. The Company intends to further increase its sales and marketing team during the year and, therefore, expects that quarterly sales and marketing costs will increase in future quarters as a result.

Technical services

Costs for the technical services group were $239,397 in the first quarter of this year, which is 37% higher than the comparable 2001 first quarter costs of $175,018. The 2002 increase reflects primarily a 51% increase in travel costs in support of the installation in Alameda County, California (“Alameda”), necessitated by the technical aspects of the application. The technical services group generally assists the Company’s strategic partners in their installation of its products and also provides clients with any technical support that they may require under annual support contracts. These costs primarily include expenses related to salaries, facilities and travel. While the function costs have increased over the prior year, costs for future quarters are expected to be in line with the first quarter level.

Technology development

Technology development costs for the first quarter ended March 31, 2002 were $369,706, which is 35% higher than the 2001 comparable costs of $273,643. The increase over the prior period reflects a number of additions to staff and higher travel costs incurred during the quarter. The Company added to its development staff throughout 2001 and continues to increase its development group capability. During the quarter, the group finalized for commercial release Version 8 of its ID-2000 facial recognition software, and is providing special support and enhancements for both the Alameda and National Crime Squad applications. Technology development costs are expected to remain at this level throughout the year.

Administration

Administration costs for the first quarter of 2002 were $997,178, which is 349% higher than for the comparable quarter in 2001 of $221,985. Administrative costs include staff salaries and related benefits and travel, professional fees, facility and support costs, shareholder, regulatory and investor relations costs and special financial advisory costs incurred related to the Company’s corporate strategies and a special corporate privatization proposal received in the quarter.

While staff costs remained comparable to those of the prior year, generally all other categories were higher due the increased level of corporate activity this year. Facilities costs rose approximately 50%, professional fees rose over 300%, and shareholder, regulatory and investor relations costs rose approximately 200%, the increase primarily reflecting the Company’s continued corporate branding efforts worldwide. The Company’s financial advisory services costs incurred in the 2002 first quarter aggregated approximately $208,000, including a non-cash component with an imputed value of $78,750, for 37,500 common shares granted as partial compensation to one of the Company’s advisors. No comparable financial advisory costs were incurred in the 2001 first quarter. The Company’s administrative costs are expected to decline to some degree from the first quarter level since such one-time costs as the non-cash share issuance will not recur. Additionally, the Company incurred non-cash costs in 2002 of $145,031 for stock-based compensation as a result of stock options and warrants that were issued as compensation to non-employees. There were no comparable costs incurred in the 2001 first quarter.

Interest and amortization

Interest was earned this year on the additional funds on deposit amounting to $4,827 whereas in the prior comparable quarter, the Company incurred an expense of $32,032 related to outstanding advances that were liquidated late in 2001. Amortization in the first quarter of 2002 amounted to $31,876 as compared to $4,776 for the first quarter of 2001. The increase in amortization expense reflects recent purchasing of equipment whereas in the past, the Company leased most of its equipment to minimize cash outflows from month to month and software purchases that were expensed in the period.

Net loss for the period

Overall, the Company incurred a net loss for the 2002 first quarter of $1,139,502 or $.07 per share, which is 75% higher than the net loss incurred in the first quarter of 2001 of $647,888 or $.05 per share. While revenues rose 200% this period, significantly higher operating costs incurred in virtually all categories to build the Company aggressively served to offset the revenue gain.

Comparison of Results of Operations for the three months ended June 30, 2002 and June 30, 2001:

Revenues

Imagis’ total revenues increased 33% to $991,740 for the second quarter ended June 30, 2002 over the comparable prior year second quarter level of $745,204. The higher revenues were primarily attributable to higher software sales revenues, while support and services revenues declined in the quarter from the prior year amount.

Sales of the Company’s software products rose 41% to $922,622 in the second quarter of this year as compared to $656,047 for the second quarter in 2001. The increase in software sales revenues this year primarily reflects the revenue generated from the licensing contract with Zixsys Inc. ("Zixsys") announced in May of this year.

Support and services revenues for the second quarter of 2002 were $51,821 and were 41% lower than those in the comparable quarter in 2001 of $87,578. The lower 2002 level resulted from reduced revenues derived from contract services this year, and is solely attributable to the completion of a single special contract the Company had taken on in 2000 directly rather than through a partner and which concluded mid-2001. As stated last year, the Company is not seeking such contract work but intends to remain focused on both development and more profitable sales of its software products.

Other revenues were $17,297 for the second quarter of 2002, whereas comparable revenues of only $1,579 were earned in the second quarter of the prior year. These revenues represent primarily interest earned on short-term investments.

Operating Expenses

Operating expenses totaled $2,649,612 for the second quarter in 2002, which is 158% higher than the 2001 second quarter operating expenses of $1,025,090. The higher costs over the prior year second quarter resulted from increases in permanent and contracted staff, greater travel in sales and marketing and administration, and exceptional corporate costs included in the administrative category. Operating costs include cost of materials and services, sales and marketing, technical services, technology development, administration, interest and amortization.

Cost of Materials and Services

The costs of materials and services are incurred in conjunction with the support services that the Company provides to customers. These costs amounted to $143,172 in the second quarter of 2002, which is significantly higher than the level in the second quarter of 2001 of $35,619. The higher costs reflect a one-time purchase amounting to approximately $71,700 of a component software package required for the installation at Alameda, and a withholding tax charge of $49,000 applied to the Zixsys revenues.

Sales and Marketing

Sales and marketing expenses for the second quarter of 2002 were $836,177, and were 329% higher than those in the comparable period in 2001 of $195,013. The increase is attributable to higher costs incurred for new sales representatives in the US, Europe and the Far East, all engaged on a contract basis in the past few months. There were no contracted sales representatives prior to this time, and hence no comparable 2001 contract costs. In addition, travel and trade show costs for both staff and these representatives rose approximately 280% due to the increase in the number traveling and overall activity this year over that in the prior year when funds were limited. The Company may increase its sales team further in the year through additions to its contract sales group should the need arise but no further additions are currently contemplated. Consequently, the Company expects that quarterly sales and marketing expenses will continue at approximately the current level in future quarters.

Technical Services

Costs for the technical services group were $209,822 in the second quarter of this year, which is 3% lower than the comparable 2001 second quarter costs of $217,413. The costs in both years reflect primarily the travel costs in support of the Alameda installation, necessitated by the technical aspects of the application. This installation is now completed and in the 30-day acceptance period. The technical services group generally assists the Company’s strategic partners in their installation of Imagis’ products and also provides clients any technical support they may require under annual support contracts, and includes primarily costs for salaries, facilities and travel. As the Alameda project is essentially complete at this time, costs for future quarters are expected to trend lower than the second quarter level.

Technology Development

The technology development expenses for the second quarter of 2002 were $413,011, which is 61% higher than the 2001 comparable costs of $255,879. The increase over the prior period reflects a number of additions to staff and higher travel costs incurred this year. The Company has been adding to its development staff throughout 2001 and continues to increase its development group capability. Along with its regular project development assignments, the group is providing special support and enhancements to the UK National Crime Squad application. Technology development expenses are expected to remain at this approximate level throughout the remainder of the year.

Administration

Administrative costs for the second quarter of 2002 were $1,014,145, which is 229% higher than for the comparable quarter in 2001 of $308,032. Administrative costs include staff salaries and related benefits and travel, consulting and professional fees, facility and support costs, shareholder, regulatory and investor relations costs and 2002 special financial advisory costs incurred related to the Company’s corporate strategies, which includes the new strategic partnership achieved with OSI Systems, Inc. and a special corporate privatization proposal received in the first quarter.

While staff costs remained comparable to those of the prior year, generally all other categories were higher due the higher level of corporate activity this year. Facility and support costs generally rose approximately 140% due to the overall permanent and contracted staff growth over the prior year, travel rose 49%, consulting and professional fees rose approximately 500%, and shareholder, regulatory and investor relations costs rose approximately 60%. This last increase primarily reflects the Company’s continued corporate branding efforts worldwide with greater focus during the second quarter in United States. The Company’s financial advisory services costs, incurred in the second quarter 2002 and included in consulting and professional fees, aggregated approximately $241,000 or 73% of total consulting and professional fees expense. No comparable financial advisory costs were incurred in the 2001 second quarter. The Company’s administrative costs are expected to decline to some degree from the second quarter level since the contracted advisory services are concluded now.

Interest and Amortization

Interest expense incurred this year related to financing of equipment amounted to $8,499, down slightly from the level in the prior comparable quarter of $9,600. Amortization in the second quarter of 2002 amounted to $24,786 as compared to $3,534 for the second quarter of 2001. The increase in amortization expense reflects recent purchases of equipment, whereas in the past the Company leased most of its equipment to minimize initial cash outflows.

Net Loss for the Period

Overall, the Company incurred a net loss for the 2002 second quarter of $1,657,872 or $.09 per share, which is 492% higher than the net loss incurred in the second quarter of 2001 of $279,886 or $.02 per share. While revenues rose 33% in the quarter, significantly higher operating costs incurred in sales and marketing, technology development and administration significantly offset the revenue gain.

Comparison of Results of Operations for the six months ended June 30, 2002 and June 30, 2001:

Revenues

Imagis’ total revenues for the first six months increased 87% to $2,053,605 over the comparable prior year first half revenues of $1,100,262. As was the case for the second quarter, the higher revenues were primarily attributable to higher software sales, while other revenue categories were lower in the half than the prior year amounts.

Sales of the Company’s software products rose 125% to $1,908,576 in the first six months of this year as compared to $849,092 for the first six months in 2001. The increase in software sales revenues this year primarily resulted from revenues generated from the Alameda and NCS installations and the Zixsys licensing contract announced in the second quarter of this year.

Support and services revenues for the first half of 2002 were $111,651, which is 47% lower than those in the comparable period in 2001 of $210,095. As noted for the quarter, the lower 2002 level resulted from reduced revenues derived from contract services this year, different from 2001 when revenues were also derived from a special contract the Company had undertaken. First half 2002 revenues from support contracts were virtually unchanged from those earned in the first half of 2001.

Other revenues were $33,378 for the six months this year, whereas revenues of $41,075 were earned in the first half of the prior year. These revenues represent both interest earned on short-term cash investments and miscellaneous replacement parts sales.

Operating Expenses

Operating expenses totaled $4,850,979 for the first six months in 2002, which is 139% higher than the 2001 first half costs of $2,028,036. The higher costs over the prior year first half resulted from increases in staff, greater travel for sales and marketing and administration, and exceptional corporate finance costs included in the administrative category.

Cost of Materials and Services

The costs of materials and services amounted to $153,461 in the first half of 2002, which is 121% higher than the level in the first half of 2001 of $69,467. As for the quarterly results, the higher costs reflect primarily the one time expenditure in the second quarter of $71,700 for software related to Alameda, and a withholding tax charge of $49,000 applied on the Zixsys revenues.

Sales and Marketing

Sales and marketing expenses for the first six months of 2002 were $1,393,925, which is 206% higher than for the comparable six-month period in 2001 of $455,435. Of the increase, approximately $313,000 represents costs incurred for new sales and marketing representatives located throughout the world. There were no sales and marketing representatives on contract prior to this time, and hence no comparable 2001 costs. In addition, travel and trade show costs for both staff and representatives rose approximately 153% due to the increase in the number traveling and overall activity this year over that in the prior year.

Technical Services

Costs for the technical services group were $449,219 for the first half of this year, which is 14% higher than the comparable 2001 first half costs of $392,431. As noted for the quarter, the costs in both years reflect primarily the travel costs in support of the Alameda installation, necessitated by the very technical aspects of the application. The installation ultimately involved full system integration of Imagis’ software with 31 regional detachments operating under varying legacy database systems.

Technology Development

The Technology development expenses for the first six months of 2002 were $782,717, which is 48% higher than the 2001 comparable expenses of $529,522. The increase over the prior period reflects a number of additions to permanent staff and higher travel costs incurred this year.

Administration

Administrative expenses for the first six months of 2002 were $2,011,323, which is 281% higher than the expenses incurred in the comparable six months in 2001 of $531,239. The overall increase can be attributed to a number of factors. Facility costs rose approximately 105%, travel rose 102%, consulting and professional fees rose approximately 290%, and shareholder, regulatory and investor relations costs rose approximately 80%, the increase primarily reflecting the Company’s continued corporate branding efforts worldwide with greater focus during the second quarter in United States. As noted above, the Company’s financial advisory services costs, incurred in the 2002 second quarter and included in consulting and professional fees, aggregated approximately $241,000 which represents 40% of total consulting and professional fees expense. No comparable financial advisory costs were incurred in the first half of 2001.

Interest and Amortization

Interest expense for the first half this year for financed capital equipment amounted to $3,672, down 91% from the level in the prior comparable six-month period of $41,632. Amortization for the first six months of 2002 amounted to $56,662 as compared to $8,310 for the first six months of 2001. The increase in amortization expense reflects recent purchasing of equipment, whereas in the past the Company leased most of its equipment to minimize cash outflows at the time of purchase.

Net Loss for the Period

Overall, the Company incurred a net loss for the first six months of 2002 of $2,797,374 or $.16 per share, which is 202% higher than the net loss incurred in the first six months of 2001 of $927,774 or $.07 per share. As was the case for the second quarter, while revenues rose 87% in the first half, the higher operating costs incurred in sales and marketing, technology development and particularly administration significantly offset this revenue gain.

SUBSEQUENT EVENTS

(a)   On July 8, 2002, the Company received $1,750,000 US from OSI Systems Inc. for 1,166,667 shares at a price of $1.50 US ($2.28 CDN). OSI Systems also received 291,667 share purchase warrants (expiring July 7, 2004) entitling them to purchase 291,677 common shares of the Company for $1.50 US.

(b)  On July 12, 2002, 30,000 common stock purchase options were exercised for total proceeds to the Company of $30,000.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

No financings were undertaken during the period.

LIQUIDITY AND SOLVENCY

The Company’s cash on hand at the beginning of the year, including funds on deposit, aggregated $2,760,659, and during the first six months of 2002, the Company received additional funds of $1,315,874 from the exercise of both options and warrants. In total, 167,670 options were exercised which provided $214,255 and 606,757 warrants yielded $1,101,618.

The Company used these funds primarily to finance its operating loss for the six-month period. The impact on cash of the loss of $2,797,374, after adjustment for non-cash items and changes to other working capital accounts in the period, primarily an increase in trade and accrued accounts receivable aggregating $419,877, was reduced to $2,646,330. The Company also used funds to purchase capital equipment amounting to $205,183 for the first half.

To meet the requirements of the adjusted loss coupled with the equipment purchases, a call on the Company's short-term cash deposits amounting to $1,640,833 was made.

In summary, the Company's cash position rose by $104,135 from $200,659 at the beginning of the year to $304,794 at June 30, 2002, and additional funds on deposit declined from $2,560,000 at January 1, 2002 to $919,167 at the period end. The increase of $104,135 resulted from the additions to cash from the option and warrant exercises and the call on the Company’s invested funds netted against the demands on cash for the operations and the capital expenditures incurred during the first six months.

As reported in the first quarter, the Company received a proposal to discuss privatization from the Pembridge Group of Boston, an investment management group. As a consequence, the Company had formed a special committee of its board and also engaged Raymond James Ltd. to act as its financial adviser to assess the proposal and consider alternative strategies. Subsequent to the period end, on July 9, 2002 the Company announced that the discussions toward privatization had concluded by mutual consent with Pembridge with the decision not to proceed further. Concurrently, the Company announced the closing of a private placement of 1,166,667 common shares, priced at US$1.50 per share, to raise additional funds of US$1.75 million and a strategic partnership with OSI Systems, Inc.

As indicated at year-end, management continues to believe that based on current projections, the Company will be able to sustain its operations over the near term with its present cash resources and that no further financing for the remainder of the year will be necessary to meet its internal targets for staffing and operations.